UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943

For the transition period from ____________ to ____________
Commission File Number:   0-27078

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Henry Schein, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Henry Schein, Inc.
135 Duryea Rd.
Melville, NY 11747

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

Page
Number

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	4
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012	5
Notes to Financial Statements	6

Supplemental schedules as of and for the year ended December 31, 2013:
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions	14
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	15

Signature	18

Exhibits:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Henry Schein, Inc. 401(k) Savings Plan
Melville, NY

We have audited the accompanying statements of net assets available for benefits of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Delinquent Participant Contributions and Schedule of Assets (held at end of year) as of and for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

New York, New York
June 25, 2014

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2013	2012

Assets
Investments, at fair value (Notes 4 and 5):
Money market accounts	$36,950,094	$35,913,092
Mutual funds	575,998,410	444,340,819
Common stock	97,066,498	73,220,048
Total investments	710,015,002	553,473,959
Receivables:
Notes receivable from participants	16,495,031	15,144,652
Employer’s contribution (Note 1(b))	20,240,231	18,543,489
Other	195,390	-
Total receivables	36,930,652	33,688,141
Total Assets	746,945,654	587,162,100
Liabilities
Benefits claims payable	114,449	-
Net assets available for benefits	$746,831,205	$587,162,100

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended
	December 31,	December 31,
	2013	2012

Additions:
Investment income:
Interest and dividends:
Money market fund and mutual funds	$19,270,371	$12,464,149
Net appreciation in fair value of investments:
Mutual funds	84,830,856	41,043,641
Common stock	29,921,335	16,057,277
Total investment income	134,022,562	69,565,067
Participants’ contributions	37,013,797	33,414,775
Employer’s contribution (Note 1(b))	20,240,231	18,543,489
Interest income - notes receivable from participants	807,038	783,878
Total additions	192,083,628	122,307,209
Deductions:
Benefits paid to participants	32,022,148	34,231,646
Administrative expenses	392,375	144,988
Total deductions	32,414,523	34,376,634
Net increase in plan assets	159,669,105	87,930,575
Net assets available for benefits, beginning of year	587,162,100	499,231,525
Net assets available for benefits, end of year	$746,831,205	$587,162,100

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

(a) Nature of Operations

The Plan is a contributory defined contribution 401(k) plan originally effective January 1, 1970.  The Plan was amended effective December 26, 1993, to include an Internal Revenue Code Section 401(k) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The third-party administrator is Fidelity Investments Institutional Operations Company, Inc., (the “Administrator”).  The Plan trustee is Fidelity Management Trust Company (the “Trustee”). Eligible employees are those employed by Henry Schein, Inc. (the “Plan Sponsor” or the “Company”) and certain of the Company’s affiliates (collectively, the “Employer”).

All employees (other than temporary employees) are eligible to make salary reduction contributions to the Plan upon hire and become eligible to be credited with Profit Sharing Contributions and the Employer Match (each as described below) upon completion of a one year period of service.  Temporary employees are eligible to make salary reduction contributions to the Plan and to be credited with Profit Sharing Contributions and the Employer Match on the first July 1 or January 1 following the completion of a twelve consecutive month period during which the temporary employee is credited with at least one thousand hours of service.

(b) Contributions

The Plan provides for a discretionary Employer contribution (the “Profit Sharing Contribution”) of a percentage of a participant’s base compensation, as defined under the Plan.  There were no discretionary Profit Sharing Contributions for the years ended December 31, 2013 and 2012.

The Plan allows employees to elect to contribute, through payroll deductions, stated percentages from 1% to 50% of their compensation, as defined under the Plan, not to exceed $17,500 for 2013 and $17,000 for 2012.  The Plan also provides for matching contributions (the “Employer Match”) of 100% of participant 401(k) contributions up to the lesser of 7% or the participant’s deferral percentage, multiplied by the participant’s base compensation, as defined under the Plan.  For the 2013 and 2012 Plan years, the Employer Match was allocated 100% to the participant’s investment elections on file, subject to a 20% allocation limit to the Henry Schein Stock Fund.

Participants age 50 or over are permitted to make additional catch-up tax deferred contributions once the participant has reached a limit on those contributions imposed either by the Plan or by law.  The extra amount a participant may contribute may not exceed $5,500 in years 2013 and 2012.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 1 – Description of Plan (Continued)

(c) Participants’ Accounts

Each participant’s account is credited with the participant’s salary reduction contributions and the Employer contributions and an allocation of net Plan earnings.  Participants may direct the investment of their account balances into various investment options by the Plan.  As of December 31, 2013, the Plan offered twenty mutual funds and a money market account as investment options for participants.  Participants have the option to direct up to 20% of their account balances to common shares of Henry Schein, Inc.

(d) Vesting

Participants are immediately vested in their 401(k) contributions plus actual earnings thereon.  Vesting in the Profit Sharing Contribution and the Employer Match, plus actual earnings thereon, is based on years of continuous service, on a graded scale as follows:

Vesting	Vested percentage
Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 or more years	100%

(e) Notes Receivable from Participants

Participants may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance from their accounts pursuant to rules set forth in the Plan document.  The minimum amount that may be borrowed is $1,000 and only two loans may be made in any calendar year, and no more than two loans may be outstanding at any time.  The loans are secured by the balance in the participants’ accounts and bear interest at prevailing rates.  The loans must be for a term of five years or less (ten years if the loan is for the purpose of purchasing a principal residence). Principal and interest are paid ratably through payroll deductions.

If an employee is terminated and has an outstanding loan balance at the time of termination, the employee will be permitted to repay any outstanding loans directly to the Trustee.  The employee may also roll-over any outstanding loans, as part of a rollover of the terminated employee’s entire vested account balance to certain other retirement plans in which the terminated employee participates.  Notes receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 1 – Description of Plan (Continued)

(f) Payment of Benefits

The Plan provides that, upon termination of service, retirement, disability or death of the participant, a benefit equal to the vested, nonforfeitable portion of the participant’s account is distributed as outlined in the Plan.  Participants may also receive in-service or hardship distributions based on criteria as described in the Plan document.

(g) Administrative Expenses

All reasonable costs, charges and expenses incurred in connection with the administration of the Plan may be paid by the Plan Sponsor but, if not paid by the Plan Sponsor when due, shall be paid from Plan assets.  For the years ended December 31, 2013 and 2012, the Plan Sponsor did not use any Plan assets from forfeited accounts to pay costs associated with the Plan.  Amounts reflected in the statements of changes in net assets available for benefits reflect various participant directed expenses which have been deducted from the respective participant accounts.

(h) Forfeitures

Forfeiture allocations may be used to offset administrative expenses of the Plan and to reduce the Employer Match.  Forfeited invested accounts totaled $224,524 and $170,752 at December 31, 2013 and 2012, respectively, and are included primarily in the Fidelity Retirement Money Market account and the Henry Schein, Inc. Common Stock account in the statements of net assets available for benefits.  Forfeitures in the amount of $326,415 and $270,675 will be or have been used to offset Employer contributions for the years ended December 31, 2013 and 2012, respectively.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.  Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon quoted market prices.  Gains and losses on investment transactions are recognized when realized based on trade dates.  Net appreciation (depreciation) in fair value of investments includes realized and unrealized appreciation (depreciation).  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  The Plan’s investments are not insured or protected by the Plan’s Trustee, the Pension Benefit Guaranty Corporation, or any other governmental agency; accordingly, the Plan is subject to the normal investment risks associated with money market funds, mutual funds, stocks, bonds, and other similar types of investments.

Payment of Benefits

Benefits are recorded when paid.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 3 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 26, 2013 (previous letter dated June 1, 2005), that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since the application for this determination letter was submitted to the IRS on January 28, 2011.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present income tax law. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Note 4 – Investments

The fair value of the investments in excess of 5% of Plan assets are as follows:

	December 31,	December 31,
	2013	2012
Henry Schein, Inc. Common Stock	$97,066,498	$73,220,048
Fidelity Spartan 500 Index Institutional Fund	93,368,669	63,955,351
AF Growth of America R6	62,421,103	47,285,782
Dodge & Cox Stock Fund	49,823,919	33,022,748
PIMCO Total Return Inst.	47,469,334	49,452,557
Fidelity Retirement Money Market Fund	*	35,913,092

* Investment fair value was below 5% of the Plan’s net assets at year end.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 5 – Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs that are unobservable for the asset or liability.

The following section describes the valuation methodologies that were used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is classified:

Money Market Accounts

Funds held in money market accounts are classified as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2013 and 2012.

Mutual Funds

Mutual funds are valued at the net asset value of shares held by the Plan as of December 31, 2013 and 2012.  The Company has classified its mutual fund holdings as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2013 and 2012.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 5 – Fair Value Measurements (Continued)

Common Stock

Common stock of Henry Schein, Inc. is valued at the closing price on December 31, 2013 and 2012.  As of December 31, 2013 and 2012, the Company has classified its Henry Schein, Inc. Common Stock as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2013 and 2012.

The following tables present the Company’s investments that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2013 and 2012:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$36,950,094	$-	$-	$36,950,094
Mutual funds:
Large-Cap	229,863,137	-	-	229,863,137
Mid-Cap	56,434,473	-	-	56,434,473
Small-Cap	21,744,447	-	-	21,744,447
International	62,387,159	-	-	62,387,159
Blended	132,376,609	-	-	132,376,609
Bond Investments	73,192,585	-	-	73,192,585
Total mutual funds	575,998,410	-	-	575,998,410
Henry Schein, Inc. Common Stock	97,066,498	-	-	97,066,498
Total investments	$710,015,002	$-	$-	$710,015,002

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$35,913,092	$-	$-	$35,913,092
Mutual funds:
Large-Cap	159,109,890	-	-	159,109,890
Mid-Cap	41,906,199	-	-	41,906,199
Small-Cap	12,771,554	-	-	12,771,554
International	15,576,454	-	-	15,576,454
Blended	136,253,377	-	-	136,253,377
Bond Investments	68,473,185	-	-	68,473,185
Other	10,250,160	-	-	10,250,160
Total mutual funds	444,340,819	-	-	444,340,819
Henry Schein, Inc. Common Stock	73,220,048	-	-	73,220,048
Total investments	$553,473,959	$-	$-	$553,473,959

During the years ended December 31, 2013 and 2012, there were no transfers of investments between the levels of the fair value hierarchy.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7 – Party-in-Interest Transactions

The Plan invests in shares of funds managed by an affiliate of the Trustee as defined by the Plan and, therefore, these transactions in such investments qualify as party-in-interest.  The Plan invests in the common stock of Henry Schein, Inc., which is a party-in-interest.  Notes receivable from participants also qualify as party-in-interest transactions.

Note 8 – Delinquent Participant Contributions

The Company is required to remit the salary reduction contributions to the Plan at the earliest date that such amounts are able to be reasonably segregated from the Company’s general assets.  During the Plan year ended December 31, 2013, salary reduction contributions, with respect to an off-cycle payroll for a specified population, in the amount of $11,908 were not remitted to the Plan at the earliest date that such amounts could be reasonably segregated.  This transaction constitutes a prohibited transaction under ERISA and was subsequently fully corrected prior to the Plan year ended December 31, 2013.  The Company has calculated and remitted lost earnings to the Plan accounts of affected participants.  There were no delinquent contributions in 2012.

The cause of the delinquent contributions was investigated and corrective measures were taken to prevent similar delinquencies in the future.

Note 9 – Subsequent Event

On February 25, 2014, the Plan was amended to provide for the automatic enrollment in the Plan, at a deferral percentage of 3% of compensation, of employees initially hired by the Company or its participating affiliates on or after March 1, 2014, unless the employee elects not to make 401(k) plan contributions or elects to make elective 401(k) plan contributions at a different percentage.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT
PARTICPANT CONTRIBUTIONS
(EIN: 11-3136595   Plan Number: 003)
DECEMBER 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included __	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$ 11,908	N/A	$ 11,908	N/A	N/A

During the Plan year ended December 31, 2013, the Company failed to remit certain salary reduction contributions, with respect to an off-cycle payroll for a specified population, to the Plan within the statutory time period. The Company computed the lost earnings and remitted those lost earnings to the Plan accounts of the affected participants.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
(EIN: 11-3136595   Plan Number: 003)
DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Money market/cash and cash equivalents:
*	Fidelity Retirement Money Market Fund	36,950,094 money market fund shares with no set rate of interest and no maturity value.	a	$36,950,094

**	Common stock:
	Henry Schein, Inc. - Common Stock	1,749,833 common shares, par value $.01	a	97,066,498

	Shares of registered investment companies:
*	Fidelity Spartan 500 Index Institutional Fund	1,425,693 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	93,368,669
	AF Growth of America R6	1,451,316 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	62,421,103
	Dodge & Cox Stock Fund	295,043 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	49,823,919
	PIMCO Total Return Inst.	4,440,536 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	47,469,334
*	Fidelity Freedom 2020 Fund	2,657,337 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	35,874,050
*	Fidelity Diversified International Fund – Class K	931,822 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	34,328,342

*    Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
**  A party-in-interest as defined by ERISA.
a    The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)
(HELD AT END OF YEAR)
(EIN: 11-3136595   Plan Number: 003)
DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Shares of registered investment companies (continued):
*	Fidelity Freedom 2030 Fund	2,146,623 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	30,889,917
*	Fidelity Low Priced Stock Fund	597,877 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	29,571,017
	Vanguard Total International Stock Index Fund Institutional Shares	250,502 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	28,058,818
*	Fidelity Puritan Fund	1,291,010 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	27,408,160
	Neuberger Berman Genesis Trust	433,981 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	26,863,456
	Vanguard Small Cap Index Institutional	412,529 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	21,744,447
*	Fidelity OTC Portfolio	277,010 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	21,437,808
*	Fidelity Freedom 2040 Fund	1,185,387 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	17,709,685
*	Fidelity Government Income Fund	1,628,638 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	16,546,967

*  Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
a  The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)
(HELD AT END OF YEAR)
(EIN: 11-3136595   Plan Number: 003)
DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	Shares of registered investment companies (continued):
*	Fidelity Freedom 2010 Fund	1,017,481 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	13,115,338
	Vanguard Inflation-Protected Securities Fund Institutional Shares	884,887 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	9,176,284
*	Fidelity Freedom 2000 Fund	255,869 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	2,898,998
*	Fidelity Freedom Index Income Fund	251,263 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	2,811,638
*	Fidelity Freedom 2050 Fund	295,350 mutual fund shares. There is no maturity date, rate of interest, collateral, par or maturity value.	a	4,480,460
	Total shares of registered investment companies			575,998,410
	Total Investments			$710,015,002

**	Notes Receivable from Participants	Fully secured loans with interest charges at current commercial rates (current loans range from 5.25% to 10.25% maturing through December 7, 2023)	-	$16,495,031

*    Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
**  A party-in-interest as defined by ERISA.
a    The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
Dated: June 25, 2014	/s/ Lorelei McGlynn
Lorelei McGlynn
Chairperson of the 401(k) Plan Administrative Committee